EXHIBIT 99.1

Galapagos creates new subscription right plans

Mechelen, Belgium; 30 April 2021, 22.01 CET; regulated information –– Galapagos NV (Euronext & NASDAQ: GLPG) announced today that its supervisory board created 2,736,250 subscription rights under new subscription right plans for the benefit of the personnel of the company and its subsidiaries.

On 30 April 2021, the supervisory board of Galapagos approved “Subscription Right Plan 2021 BE”, intended for members of personnel of the company and its Belgian subsidiaries, “Subscription Right Plan 2021 RMV”, intended for the employees of its French subsidiary, Galapagos SASU, and “Subscription Right Plan 2021 ROW”, intended for the employees of its other non-Belgian subsidiaries, within the framework of the authorized capital. Under these subscription right plans, 2,736,250 subscription rights were created, subject to acceptances, and offered to the beneficiaries of the plans.

The subscription rights have an exercise term of eight years as of the date of the offer and have an exercise price of €64.76 (the closing price of the share on Euronext Amsterdam and Brussels on the day preceding the date of the offer). The subscription rights are not transferable. The subscription rights under Subscription Right Plan 2021 BE can in principle not be exercised prior to 1 January 2025. The subscription rights under Subscription Right Plan 2021 RMV and Subscription Right Plan 2021 ROW vest and become exercisable in instalments: with 25% of each grant being exercisable as of 1 January 2023, 25% as of 1 January 2024 and 50% as of 1 January 2025. Each subscription right gives the right to subscribe to one new Galapagos share. Should the subscription rights be exercised, Galapagos will apply for the listing of the resulting new shares on a regulated stock market. The subscription rights as such will not be listed on any stock market.

Galapagos’ total share capital currently amounts to €354,359,437.71; the total number of securities conferring voting rights is 65,511,581, which is also the total number of voting rights (the “denominator”), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights to subscribe to not yet issued securities conferring voting rights is (i) 6,776,730 subscription rights under several outstanding employee subscription right plans, which equals 6,776,730 voting rights that may result from the exercise of those subscription rights, and (ii) one subscription right issued to Gilead Therapeutics to subscribe for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 29.9% of the actually issued and outstanding shares after the exercise of the subscription right. This excludes the 2,736,250 subscription rights of Subscription Right Plan 2021 BE, Subscription Right Plan 2021 RMV and Subscription Right Plan 2021 ROW, which were created subject to acceptance. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos

Galapagos NV (Euronext & NASDAQ: GLPG) discovers, develops and commercializes small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis and other indications. Our ambition is to become a leading global biotech company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director IR
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Global Head of Communications & Public Affairs+32 473 82 48 74

Kyra Obolensky
Senior Director Corporate Communications
+32 491 92 64 35
communications@glpg.com

Forward-looking statements
This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.